Creating

Value *through*

Performance &

Stability

CVPS

Central Vermont Public Service

Presentation Agenda

> ## CVPS overview

- Who we are
- Corporate structure
- 2002 financial snapshot

> ## Third quarter financial highlights

> ## CVPS growth strategy

> ## Wrap-up

CVPS

Central Vermont Public Service

Who We Are

➤ CVPS is Vermont's largest electric utility.

➤ CVPS serves 145,000 custom... in Vermont in 136 towns.

➤ Rural service territory of 19 customers per mile of line.

➤ 85% of purchased power com... from long-term contracts. *(Appendix 2)*

➤ Core utility provides stable, solid income.

➤ Subsidiaries offer growth potential.



Central Vermont Public Service

Corporate Structure



CVPS

- ➤ **Parent company**
- ➤ **Operates as regulated electric distribution utility**
- ➤ **Allowed return of 10.5%**
- ➤ **Wholly owns all subsidiaries**



Independent Power Producer company focusing exclusively on wind energy opportunities


(Eversant)

Residential rental water heating company



CVEC

New Hampshire electric distribution company
(sale 1/1/04 appendix 3)

2002 Financial Snapshot

  

(Eversant) **CVEC**

(Dollars in thousands, except per share amounts)

	CATAMOUNT ENERGY CORPORATION	SmartEnergy (Eversant)	CVEC
Revenues, net	$ 384	$ 2,168	$20,039
Equity in Earnings	$11,651	-	-
Operating Expenses	$10,494	$ 2,640	$19,890
Net Income	$ 1,541	$ (472)	$ 149
Assets	$60,743	$ 3,177	$12,411
Liabilities	$21,611	$ 538	$ 4,583
Earnings/Share	$0.13	($0.04)	$0.01

(Consolidated)



CVPS

Operating Revenues	$303,389
Operating Expenses	$276,440
Net Income	$ 19,767
Assets	$526,865
Liabilities & Other	$161,533
Capitalization	$365,332
Cash	$ 60,364
Earnings per Basic Share	$1.56



CVPS

Central Vermont Public Service

2003 vs. 2002 Year-to-date Financial Data

(Dollars in thousands, except per share amounts)	Nine Months Ended September 30 **2003**	Nine Months Ended September 30 **2002**
Operating revenues	**$226,903**	$217,358
Operating expenses	**$208,357**	$196,403
Operating income	**$ 18,546**	$ 20,955
Total other income and deductions, net	**$ 4,254**	$ 2,028
Total interest expense	**$ 8,855**	$ 9,403
Net income from continuing operations	**$ 13,945**	$ 13,580
Net income from discontinued operations	**$ 1,034**	$ 1,035
Net income	**$ 14,979**	$ 14,615
Preferred stock dividend requirements	**$ 899**	$ 1,187
Earnings available for common stock	**$ 14,080**	$ 13,428
Earnings per basic share of common stock (a)	**$1.19**	$1.15
Average shares of basic common stock outstanding	**11,856,742**	11,660,792
Earnings per diluted share of common stock (a)	**$1.17**	$1.13
Average shares of diluted common stock outstanding	**12,083,766**	11,909,428
Cash dividends paid per share of common stock	**$0.66**	$0.66

(a) Includes discontinued operations of $.09 per basic and diluted share of common stock in 2003 and 2002.

CVPS

Central Vermont Public Service

CVPS Growth Strategy

➤ Maintain positive relations with regulators to ensure core business stability.

➤ Develop wind energy opportunities through Catamount Energy.

➤ Take advantage of transmission investment opportunities through Vermont Electric Power Company.

CVPS

Vermont Regulatory Climate

- Republican governor elected November 2002.

- State economic development a priority.

- Relationship with Department of Public Service staff is cooperative and productive.

- Importance of stable energy policy to attract and retain business is recognized.

- Enhanced stability, including approval of Vermont Yankee sale, helped to earn ratings upgrade from Fitch.

CVPS

Central Vermont Public Service



CATAMOUNT ENERGY CORPORATION | *Wind Strategy*

➤ Repositioned Catamount's business strategy to focus on wind generation.

- Highest growth sector in power industry.

- Projects require modest capital investment.

- Attractive opportunities in U.S. and U.K.

➤ Assembled new management team.

➤ Reduced corporate debt.



CVPS

Central Vermont Public Service


U.S. Project Pipeline

➤ Sweetwater, Texas project.



  ➤ Partner with equity investors. Catamount retains rights to project build-out.

  ➤ Potential to develop 400 MW.

  ➤ First phase of 37.5 MW under construction.

  ➤ 20-year fixed price PPA secured with regulated utility; 5-year option to extend.

  ➤ Phase II build out of 60 to 125 MW.

➤ Four other U.S. projects under development totaling 125-250 MW.



CATAMOUNT ENERGY CORPORATION | *Wind Energy*

U.K. Project Pipeline

➤ Renewables mandate to U.K. electric utilities makes wind market attractive to developers.

➤ U.K. among best wind resources in the world.

➤ Eight sights under development for total of 200-250 MW.

➤ Estimated project closing dates in 2005-2006.



Central Vermont Public Service

CVPS



VERMONT ELECTRIC POWER COMPANY INC

Transmission Investments

➤ Owner and operator of Vermont's high voltage transmission system.

➤ CVPS maintains 50% equity ownership in VELCO.

➤ Opportunity to invest in approximately $200 million in transmission upgrades at 13% ROI.

➤ FERC allowed return is not capped at 10.5% by Vermont regulators.



VERMONT ELECTRIC POWER COMPANY INC

Transmission Investments

➤ Current capitalization structure of 90%-10% debt/equity.

➤ Potential to increase equity component from 10% to 25%.

➤ CVPS may invest up to $40 million incrementally from 2004-2008 in projected in-state transmission upgrades.

CVPS

Vision for Long-term Growth and Stability

➤ Cost-effectively improve core business service.

➤ Continue to improve financial position and balance sheet strength.

➤ Invest prudently in energy businesses to increase shareholder value.

- Wind energy
- Transmission investments



CVPS Operating Revenues 2002 Results

	MWh	Revenues (000's)
Retail sales:		
Residential	**971,941**	**$129,692**
Commerical	**937,919**	**$112,547**
Industrial	**428,238**	**$ 36,076**
Other retail	**6,239**	**$ 1,795**
Total retail sales	**2,344,337**	**$280,110**
Resale sales:		
Firm	**2,392**	**$ 137**
Other	**442,187**	**$ 15,806**
Total resale sales	**444,579**	**$ 15,943**
Other revenues		**$ 7,336**
Total	**2,788,916**	**$303,389**

CVPS

Central Vermont Public Service



CVPS 2002 Power Supply Statistics

Purchased Power	Unit	Amount
Capacity	435	$ 69,572
Energy	2,627,117	$ 77,193
Total purchased power	2,627,552	$146,765
Less purchases for resale	(442,187)	($ 15,806)
Net purchased power	2,185,365	$130,959
Production fuel	378,232	$ 2,732
Net purchased power & production fuel costs		$133,691

Power Sources

Nuclear generating companies *(purchased)*	45%
Canadian hydro contract *(purchased)*	30%
Company-owned hydro	6%
Jointly owned units	6%
Independent power producers *(purchased)*	7%
Other	6%
Total	100%

Central Vermont Public Service

CVPS



CVEC

Sale Components

➤ Sale of franchise and plant assets for approximately
$9 million (book value).

➤ Receipt of $21 million stranded cost payment for termination of RS-2 power contract.

  ▪ Resulting gain or loss will be calculated as of date of sale (Jan. 1, 2004) and will be highly dependent on forward power prices.

➤ CVPS will bear risk of selling power in the wholesale market previously contracted to CVEC.

➤ Opportunity for potential upside on resale of power.

CVPS

Central Vermont Public Service

Safe Harbor Statement

Statements contained in this presentation that are not historical fact are forward-looking statements intended to qualify for the safe-harbors from the liability established by the Private Securities Litigation Reform Act of 1995. Statements made that are not historical facts are forward-looking and, accordingly, involve estimates, assumptions, risks and uncertainties that could cause actual results or outcomes to differ materially from those expressed in the forward-looking statements. Actual results will depend, among other things, upon the actions of regulators, the pending sale of Connecticut Valley Electric Company, performance of the Vermont Yankee nuclear power plant, effects of and changes in weather and economic conditions, volatility in wholesale electric markets, our ability to maintain our current credit ratings and performance of the Company's non-regulated businesses. These and other risk factors are detailed in the Company's Securities and Exchange Commission filings. The Company cannot predict the outcome of any of these matters; accordingly, there can be no assurance that such indicated results will be realized. Presentation participants and listeners are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date of this presentation. CVPS does not undertake any obligation to publicly release any revision to these forward-looking statements to reflect events or circumstances after the date of this presentation.

CVPS

Central Vermont Public Service